SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December 2005

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

January 6, 2006	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

NEWS RELEASE

Smedvig secures new long-term contract for T-7

STAVANGER, Norway, December 2, 2005 – Smedvig has been awarded a letter of intent by Chevron Thailand Exploration and Production Ltd for production drilling offshore Thailand with the self-erecting tender rig T-7. The assignment has a duration of five years. Commencement of operations is scheduled for the third quarter 2006 in direct continuation of the existing contract and a mandatory reclassification yard-stay for the unit. The estimated contract value is approximately US$ 92 million. The contract includes an incentive scheme.

T-7 has been working continuously for Unocal Thailand (now Chevron Thailand) since the delivery in 1983.

Contact:

Kjell E Jacobsen, CEO +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and eleven tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering and well services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2004 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

NEWS RELEASE

Smedvig sells ownership share in Roxar

STAVANGER, Norway, December 5, 2005 — Lisme AS, in which Smedvig owns 44 percent, has entered into an agreement to sell the subsidiary Roxar AS to FlowInvest Acquisitions AS, a company within the Arcapita Group. Based on a book value of approximately NOK 150 million, the gain on sale for Smedvig is estimated to approximately NOK 350 million. The gain will be included in the fourth quarter 2005 accounts under other financial items.

Final closing of the transaction is expected to take place by the end of December 2005, subject to governmental approval.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19/ 90 57 61 20

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and eleven tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering and well services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2004 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

NEWS RELEASE

Financial and legal advisers appointed

STAVANGER, Norway, December 15, 2005 — Following the announcement on Tuesday December 13 regarding the new ownership situation in Smedvig asa, the Board of Directors has decided to engage Enskilda Securities ASA as financial advisers to review and explore the company’s strategic options. Further, Smedvig has engaged Thommessen as legal adviser in the process.

Contact:

Kjell E Jacobsen, Chief Executive Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and eleven tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering, well intervention services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2004 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

NEWS RELEASE

Smedvig secures contract extension for tender rig in West Africa

STAVANGER, Norway, December 16, 2005 — Smedvig has been awarded a contract by Total Congo to extend the production drilling contract for the self-erecting tender rig T-8. The contract extension has a duration of one year, and estimated contract value is approximately US$ 22 million. Commencement is scheduled in direct continuation of the existing contract, from April 2006 until May 2007. In addition, Total Congo has an option to extend the contract by one year at a mutually agreed dayrate. T-8 is currently operating offshore Congo, West Africa.

Analyst Contact:

Jim	Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C. Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and eleven tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering and well intervention services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2004 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

NEWS RELEASE

Smedvig secures contract extension for semi-tender in West Africa

STAVANGER, Norway, December 27, 2005 — Smedvig has been awarded a contract by Total Congo to extend the production drilling contract for the self-erecting semi-tender rig West Menang. The contract extension includes the drilling of 7 extended reach wells and has an estimated duration of around 2 years. The estimated contract value is approximately US$ 61 million. Commencement is scheduled to be in February 2006 in direct continuation of the existing contract. In addition, Total Congo has an option to further extend the contract by six months at mutually agreed terms. West Menang is currently operating offshore Congo, West Africa.

Contact:

Kjell E. Jacobsen, Chief Executive Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and eleven tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering and well intervention services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2004 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

WEB SITE NOTIFICATION

The Company has been informed that the US-based drilling company Noble Corporation has agreed to purchase 39.2 percent of Smedvig’s A Shares and 8.9 percent of Smedvig’s B Shares from Peter T. Smedvig and family. Mr. Smedvig also informed the Company that he offers his resignation as Chairman of Smedvig’s Board of Directors.

December 14, 2005